Exhibit 99.1

Steakholder Foods® Signs Commercial Sales Agreement for its Plant-Based Premixes with Bondor Foods

Agreement Enables Bondor Foods to Launch Production of White Fish Kebab

and Salmon Patties Developed Using Steakholder Foods’ Premixes, Marking

Transition to Large-Scale Manufacturing

Rehovot, Israel, Sept. 25, 2024 (GLOBE NEWSWIRE) -- Steakholder Foods Ltd. (Nasdaq: STKH) (the “Company”), a leading innovator in alternative proteins production and 3D printing production technologies, announced today that it has signed a sales agreement with Bondor Foods Ltd., a renowned frozen foods manufacturer and institutional market distributor, to supply its proprietary plant-based premixes for the production of a line of white fish and salmon patties. This agreement marks the first commercial sale of Steakholder Foods’ premixes, for the purpose of large-scale manufacturing and distribution. This sales agreement follows the successful completion of a product development phase (done with Bondor Foods’ sister company, Premazon), announced earlier this year.

Bondor Foods is set to commence production of the new plant-based products by the end of 2024.. This sales agreement leverages Bondor Foods’ extensive distribution network and market expertise as a leading wholesaler. This agreement combines Steakholder Foods’ advanced food technology with Bondor Foods’ established market presence, positioning both companies to work together to respond to the growing demand for sustainable and innovative food solutions.

Arik Kaufman, CEO of Steakholder Foods, said: “We are glad to announce this commercial sale of our proprietary premixes and to move into large-scale production. This agreement is a testament to the successful collaboration between our companies throughout the development phase to create a truly innovative new product line, and validates the market potential for plant-based seafood alternatives. Bondor Foods’ strong presence in the wholesale market makes them an ideal partner to bring these products to market at scale.”

About Steakholder Foods

Steakholder Foods is at the forefront of transforming the alternative protein industries through its advanced technology. Founded in 2019, Steakholder Foods specializes in developing and selling 3D-printing production machines, supported by proprietary premix blends, formulated from the highest-quality raw ingredients. These innovative tools are designed to help manufacturers of all sizes efficiently produce foods that meet and exceed consumer expectations for taste, texture, and appearance and offer a safe and sustainable alternative to industrialized meat and seafood production.

Steakholder Foods’ expertise in creating alternative proteins products that replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. The company is also exploring the integration of cultivated cells, preparing for future advancements in food technology.

For more information, please visit: https://steakholderfoods.com

Steakholder Foods Ltd. 5 Fikes St., Rehovot 8680500 Israel	contact@steakholderfoods.com +972-73-332-2853

About Bondor Foods

Bondor Foods Ltd. is a producer, marketer and distributor of a wide range of ready-to-eat vegan and vegetarian products to the institutional market, including hotels, restaurants and delicatessens.

https://bene.co.il/

About Steakholder Foods

Steakholder Foods is at the forefront of transforming the alternative protein industries through its advanced technology. Founded in 2019, Steakholder Foods specializes in developing and selling 3D-printing production machines, supported by proprietary premix blends, formulated from the highest-quality raw ingredients. These innovative tools are designed to help manufacturers of all sizes efficiently produce foods that meet and exceed consumer expectations for taste, texture, and appearance and offer a safe and sustainable alternative to industrialized meat and seafood production.

Steakholder Foods’ expertise in creating alternative proteins products that replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. The company is also exploring the integration of cultivated cells, preparing for future advancements in food technology.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of the technologies which it is developing, which may require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with printing technologies, including three-dimensional food printing, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on April 30, 2024. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:

Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Steakholder Foods Investors@steakholderfoods.com

Steakholder Foods Ltd. 5 Fikes St., Rehovot 8680500 Israel	contact@steakholderfoods.com +972-73-332-2853